

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 6, 2009

Mr. Neil Blosch
Chief Executive Officer
Ultra Sun Corp.
1532 East St. Marks Court
Salt Lake City, Utah 84124

> **RE: Ultra Sun Corp.**
> **Form 10-12G/A**
> **Filed March 30, 2009**
> **File No. 000-53571**

Dear Mr. Blosch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 9

1. We note in the most recent amendment to your Form 10, that you removed required disclosure related to period-to-period changes in the "Results of Operations" section. Please revise your discussion to provide more analysis as to the reasons behind your period-to-period changes in your "Results of Operations" section. More detail should be provided as to why line items have changed and whether any changes have prospective implications. In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

Financial Statements – For the Years Ended December 31, 2008 and 2007
Statement of Operations, page 4

2. Please refer to prior comment 13. Your presentation of "Cost of goods sold (exclusive of depreciation shown separately below)" results in reporting gross profit before depreciation and amortization. Please revise to either include in the calculation of gross profit the amount of depreciation and amortization that relates to cost of goods sold or revise to delete the line item for "Gross profit".

        As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Claire Delabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

Cc: Victor Schwarz, Esq.
VIA FACSIMILE: (801) 685-0949

Mr. Neil Blosch
Ultra Sun Corp.
April 6, 2009
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